EXHIBIT (a)(1)(ix)
CROWLEY NEWCO CORPORATION
PRESS RELEASE
FOR IMMEDIATE RELEASE
CROWLEY NEWCO CORPORATION ANNOUNCES
EXTENSION OF TENDER OFFER
(Jacksonville, Fla.; April 20, 2007) Crowley Newco Corporation (the “Purchaser”) today announced that it has extended the expiration date for its tender offer for shares of common stock of Crowley Maritime Corporation (“Crowley”).
On March 19, 2007, the Purchaser commenced a tender offer to purchase all outstanding shares of Crowley common stock that it does not beneficially own at a price of $2,990 per share in cash, net to the seller. The tender offer was originally scheduled to expire today at 5:00 p.m., New York City time.
The offer will now expire at 5:00 p.m., New York City time, on Monday, April 30, 2007, unless extended. As of 5:00 p.m., New York City time on April 20, 2007, approximately 19,934 shares of Crowley common stock had been tendered to the Purchaser at the price of $2,990 per share, consisting of 19,897 shares tendered and 37 shares in respect of which the Purchaser has received notices of guaranteed delivery.
As a result of the extension, the Purchaser will promptly file with the Securities and Exchange Commission amendments to its tender offer documents. The amendments may be obtained on the Securities and Exchange Commission’s web site at www.sec.gov.
Stockholders who have not yet tendered their shares are urged to tender their shares so that the Purchaser may complete the pending transaction. Stockholders who tender their shares will receive $2,990 per share in cash following consummation of the tender offer.
Stockholders of record can tender their shares by completing and mailing the Letter of Transmittal, along with any other required documents, to the Depositary, Registrar and Transfer Company. If shares are held in street name, the stockholder must contact the appropriate broker in order to tender its shares. Stockholders can call D.F. King & Co., Inc., the Information Agent for the transaction, to request the tender offer documents or to ask questions about the tender process. Banks and brokers can call collect at (212) 269-5550, and all others can call toll free at (800) 487-4870. Stockholders who have already tendered their shares need not take any additional action.
Stockholders should read the tender offer documents, as amended, which are on file with the Securities and Exchange Commission, as they contain important information about the tender offer. Investors can obtain such tender offer documents and other filed documents free of charge at the Securities and Exchange Commission’s website at www.sec.gov.
This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the Securities and Exchange Commission.
Contacts

Crowley Newco Corporation, Jacksonville
D.F. King, 212-269-5550 or 800-487-4870

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